

AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 04/01/2025 to 12:01 a.m. on 10/15/2026 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

Fidelity Bond

RESOLVED, that the Board, giving due consideration, as required by Rule 17g-1(d) under the Investment Company Act of 1940 (the 1940 Act"), as amended, to all relevant factors, including but not limited to the type and terms of custody of such assets and the nature of the securities in the Trust's portfolio, authorizes the Trust to extend the fidelity bond issued by CNA in the amount of $1 million and with such other terms as required by the 1940 Act and the rules thereunder; and

FURTHER RESOLVED, that the officers of the Trust are authorized to increase the amount of the fidelity bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the Trust's assets, to enable the Trust to remain in compliance with the 1940 Act, including Rule 17g-1(d) thereunder; and

FURTHER RESOLVED, that, for purposes of Rule 17g-1(h) under the 1940 Act, the officers of the Trust are each authorized to make all necessary to bind coverage and make filings with the SEC and give all notices and information with respect to the fidelity bond as required under Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust are authorized to make any payments, take any actions and execute any instruments that may be necessary or appropriate to carry out the purpose and intent of the foregoing resolutions